INTERNATIONAL MONEY EXPRESS, INC.
9480 South Dixie Highway
Miami, Florida 33156

September 5, 2019

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Jennifer Lopez	VIA EDGAR

Re:	International Money Express, Inc.
Registration Statement on Form S-3
File No. 333-232888

Dear Ms. Lopez:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, International Money Express, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 filed on July 30, 2019, as amended by Amendment No. 1 thereto, filed on September 4, 2019 (File No. 333-232888), at 4:00 p.m., Eastern Time, on September 6, 2019, or as soon thereafter as practicable.

The Registrant respectfully requests that it be notified of such effectiveness by telephone call to Richard Denmon of Carlton Fields, P.A., the Registrant’s counsel, at (813) 229-4219 and that such effectiveness also be confirmed in writing.

Very truly yours,

International Money Express, Inc.

By:	/s/ Robert Lisy
Robert Lisy
Chief Executive Officer and President

cc:	Carlton Fields, P.A.